Room 4561
						February 17, 2006



Mr. Edward J. Borey
President and Chief Executive Officer
Watchguard Technologies, Inc.
505 Fifth Avenue South
Suite 500
Seattle, WA  98104-3892

Re:	Watchguard Technologies, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	Form 10-Q for Fiscal Quarter Ended September 30, 2005
	Filed November 9, 2005
	Form 8-K filed August 3, 2005
	Form 8-K filed November 3, 2005
	File No. 000-26819

Dear Mr. Borey:

              We have reviewed your response to our letter dated November 28, 2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Forms 8-K filed on August 3, 2005 and November 3, 2005

1. We note your responses to our prior comments 2, 3 and 4 and we reissue the comments. Revise to include the information required by
Item 10(e)(1)(i)(B) of Regulation S-K for each line item in your non-
GAAP presentation that has been adjusted. In this regard, provide a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP for each item presented that differs from the corresponding amount derived under GAAP. In addition, revise your disclosures in the press release to eliminate all references to "pro forma" net income, "pro forma" results, "pro forma" earnings and "pro forma" earnings per share. Finally, revise to include the information required by 10(e)(1)(i)(C) and (D) for each non-GAAP measure presented as opposed to providing this information for the excluded items only.

2. We note your response to our prior comment no. 5. Please address the following:

a. With respect to your response to prior comment no. 5(i), tell us how, for instance, management uses non-GAAP research and development expense in evaluating financial performance for executive and management compensation. Similarly, tell us how non-GAAP sales and marketing expense was used. Tell us what consideration you gave to providing specific disclosures addressing this point for each non-GAAP financial measure presented.
b. In your response to prior comment no. 5 (ii) above, we note your statement that "Neither stock-based compensation, amortization of acquired intangible assets nor restructuring charges impact measurement of current operating performance as viewed by management and certain of the Company`s investors, as none of these categories of expense has a current or future effect on the use of cash, nor do they have use with regards to the generation of current or future revenues." We further note that your intangible asset balance consists entirely of acquired technology. Tell us why you believe that amortization of acquired technology is not meaningful to the generation of current or future revenues. If it intangibles are not generating future revenues, tell us how you concluded that your intangible assets were not impaired at each balance sheet date.
c. We note your statement in response to our prior comment no. 5
(iii) that while `non-GAAP financial measures are often used to measure the Company`s operating results and assess its financial performance, they are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation.` It is not clear how this point was considered for each non-GAAP financial measure presented or how it was addressed in the Company`s proposed disclosure included in Exhibit A to the response letter.
d. We note your statement in response to our prior comment no.
5(iv)
that you provide a detailed description of method used in arriving at the non-GAAP measure and that you reconcile the use of each non-GAAP financial measure with its most directly comparable GAAP financial measure, whenever it uses such a measure. To date, you have not presented such reconciliation for each non-GAAP financial measure presented. Please advise.
e. We note your statement in response to our prior comment no. 5
(v)
that you provide the non-GAAP financial measures to `allow investors an opportunity to see the Company as viewed by management and to assess the Company with the same tools that management utilizes.` As above, it is not clear how each non-GAAP financial measure is utilized by management or how the presentation of each non-GAAP financial measure is useful to investors.
f. It appears, your stated reason for providing the non-GAAP financial measures is similar to the stated objective of the disclosure requirements for Management`s Discussion and Analysis (see paragraph I.B. of SEC Release 33-8350). Tell us why you believe that presentation of a non-GAAP income statement is necessary in addition to your MD&A disclosures. Alternately, tell us what consideration you gave to including additional information in MD&A to `allow investors an opportunity to see the Company as viewed by management.`


******

      	 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
Mr. Edward J. Borey
Watchguard Technologies, Inc.
February 17, 2006
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